CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES APPOINTMENT
OF JERRY KALOGIRATOS AS DIRECTOR OF THE PARTNERSHIP

ATHENS, GREECE - December 29, 2014 - Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership')  an international diversified shipping company, announced today that Mr. Jerry Kalogiratos, the Chief Operating Officer (COO) of the Partnership, has been appointed by the Capital GP L.L.C., the General Partner of the Partnership, as a Director of the Partnership, effective December 19, 2014.

Mr. Gerasimos (Jerry) Kalogiratos, the Chief Operating Officer of the Partnership, joined our board of directors in December 2014.  Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE listed Crude Carriers Corp before its merger with the Partnership in September 2011. He has over 10 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece.   He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

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